DAVIDSON & COMPANY LLP Chartered Accountants A Partnership of Incorporated Professionals

January 19, 2009

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Avenue S.W.
Calgary, AB
T2P 3C4

TSX Venture Exchange
P.O. Box 11633
Suite 2700 – 650 West Georgia Street
Vancouver, BC
V6B 4N9

Dear Sirs:

Re: Lincoln Gold Corporation (the "Company")

We refer to the Joint Information Circular (the "Circular") of the Company and LPT Capital Ltd. dated January 19, 2009.

We consent to the use, in the above mentioned Circular, of our report dated April 21, 2008 (except as to Note 15 which is as of January 19, 2009) to the directors of the Company on the following consolidated financial statements:

Balance sheets as at December 31, 2007 and 2006.

Statements of operations, comprehensive loss and deficit and cash flows for the years ended December 31, 2007, 2006 and 2005.

We report that we have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audits of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

"DAVIDSON & COMPANY LLP"

DAVIDSON & COMPANY LLP
Chartered Accountants

NEXIA INTERNATIONAL
1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172